Exhibit 99.2

iCLICK INTERACTIVE ASIA GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pages

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2019 and June 30, 2020	1-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2019 and 2020	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2019 and 2020	5-6
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2019 and 2020	7-8
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	9-47

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND JUNE 30, 2020

(US$’000, except share data and per share data, or otherwise noted)

		As of
	Note	December 31, 2019	June 30, 2020

Assets
Current assets
Cash and cash equivalents	5	36,854	39,355
Time deposits	5	410	473
Restricted cash	6	23,852	24,379
Short-term investments	2(c)	—	4,952
Amount due from an equity investee	7(b)	155	199
Accounts receivable, net of allowance for credit losses of US$3,469 and US$7,147 as of December 31, 2019 and June 30, 2020 respectively	9	143,971	123,245
Rebates receivable		5,603	5,971
Prepaid media costs		25,565	17,337
Other current assets	10	8,983	13,747
Total current assets		245,393	229,658

Non-current assets
Deferred tax assets	24(e)	1,033	1,091
Property and equipment, net	11	536	511
Investment in an equity investee	7(a)	158	502
Prepayment for long-term investments	8	1,000	6,785
Other long-term investments	8	1,503	3,445
Intangible assets, net	12	4,418	55,175
Goodwill	13	65,710	65,710
Other assets	10	109	185
Right-of-use assets		1,656	1,199
Total non-current assets		76,123	134,603

Total assets		321,516	364,261

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2019 AND JUNE 30, 2020

(US$’000, except share data and per share data, or otherwise noted)

		As of
	Note	December 31, 2019	June 30, 2020

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$27 and US$3,460 as of December 31, 2019 and June 30, 2020, respectively)		66,161	36,131
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$866 and US$551 as of December 31, 2019 and June 30, 2020, respectively)	15	27,089	25,785
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,802 and US$1,417 as of December 31, 2019 and June 30, 2020, respectively)	16	19,937	30,974
Bank borrowings	17	36,851	41,980
Convertible notes at fair value	18	49,008	4,653
Derivatives liabilities	18	—	5,123
Income tax payable		3,780	4,171
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$86 and US$44 as of December 31, 2019 and June 30, 2020, respectively)		1,114	452
Total current liabilities		203,940	149,269

Non-current liabilities
Other liabilities	16	449	512
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$187 and US$166 as of December 31, 2019 and June 30, 2020, respectively)	24(e)	1,865	14,276
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$25 and US$nil as of December 31, 2019 and June 30, 2020, respectively)		706	841
Total non-current liabilities		3,020	15,629

Total liabilities		206,960	164,898

Commitments and contingencies	27

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2019 AND JUNE 30, 2020

(US$’000, except share data and per share data, or otherwise noted)

		As of
	Note	December 31, 2019	June 30, 2020

Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 23,870,027 shares and 34,467,143 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	19	24	34
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 4,820,608 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	19	5	5
Treasury shares (1,744,873 and 1,542,402 shares as of December 31, 2019 and June 30, 2020, respectively)	19	(4,858)	(5,429)
Additional paid-in capital		305,344	394,533
Statutory reserves		81	81
Accumulated other comprehensive losses		(7,479)	(6,849)
Accumulated deficit		(191,016)	(202,339)
Total iClick Interactive Asia Group Limited shareholders’ equity		102,101	180,036
Non-controlling interest		12,455	19,327
Total equity		114,556	199,363

Total liabilities and equity		321,516	364,261

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

		For the six months ended June 30,
	Note	2019	2020

Net revenues	22	88,565	107,148
Cost of revenues		(62,579)	(77,270)
Gross profit		25,986	29,878
Operating expenses
Research and development expenses		(2,849)	(2,300)
Sales and marketing expenses		(20,868)	(17,116)
General and administrative expenses		(6,838)	(11,127)
Total operating expenses		(30,555)	(30,543)
Operating loss		(4,569)	(665)
Interest expense		(537)	(1,015)
Interest income		214	362
Other gains, net	23	1,212	1,388
Fair value losses on convertible notes	18	(1,992)	(3,007)
Fair value losses on derivative liabilities	18	—	(5,123)
Loss before income tax expense		(5,672)	(8,060)
Share of losses from an equity investee	7(a)	(14)	(69)
Income tax expense	24	(27)	(320)
Net loss		(5,713)	(8,449)
Less: Net loss attributable to non-controlling interests		437	1,097
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(5,276)	(7,352)

Net loss		(5,713)	(8,449)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax		89	612
Comprehensive loss		(5,624)	(7,837)
Comprehensive loss attributable to non-controlling interest		437	1,115
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(5,187)	(6,722)
Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	25	(0.19)	(0.21)
- Diluted	25	(0.19)	(0.21)
Weighted average number of ordinary shares used in per share calculation:
- Basic	25	28,350,323	34,795,154
- Diluted	25	28,350,323	34,795,154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2018	27,986,700	28	1,363,860	(576)	293,072	(181,413)	81	(5,867)	105,325	1,315	106,640
Reissuance of treasury shares upon exercise of employee share options and vesting of restricted share units (“RSUs”)	109,926	1	(109,926)	47	192	—	—	—	240	—	240
Share-based compensation expense	—	—	—	—	1,222	—	—	—	1,222	—	1,222
RSUs vested	11,250	—	—	—	—	—	—	—	—	—	—
Business combinations (Note 4(a))	—	—	—	—	—	—	—	—	—	11,815	11,815
Capital injection in a subsidiary	—	—	—	—	—	—	—	—	—	(99)	(99)
Repurchase of ordinary shares	—	—	62,787	(482)	—	—	—	—	(482)	—	(482)
Issuance of ordinary shares pursuant to convertible notes conversion (Note 18)	410,241	—	—	—	4,431	—	—	—	4,431	—	4,431
Net loss for the period	—	—	—	—	—	(5,276)	—	—	(5,276)	(437)	(5,713)
Foreign currency translation	—	—	—	—	—	—	—	89	89	—	89
Balance as of June 30, 2019	28,518,117	29	1,316,721	(1,011)	298,917	(186,689)	81	(5,778)	105,549	12,594	118,143

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2019	28,690,635	29	1,744,873	(4,858)	305,344	(191,016)	81	(7,479)	102,101	12,455	114,556
Cumulative effect of adoption of new accounting standard (Note 2(f))	—	—	—	—	—	(3,971)	—	—	(3,971)	—	(3,971)
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	266,604	—	(266,604)	106	284	—	—	—	390	—	390
Share-based compensation expense	—	—	—	—	2,267	—	—	—	2,267	—	2,267
RSUs vested	118,751	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	64,133	(677)	—	—	—	—	(677)	—	(677)
Issuance of ordinary shares upon private investment in public equity (“PIPE”) offering (Note 1(b))	2,107,400	2	—	—	18,529	—	—	—	18,531	—	18,531
Issuance of ordinary shares pursuant to convertible notes conversion (Note 18)	4,514,617	4	—	—	36,164	—	—	—	36,168	—	36,168
Issuance of ordinary shares upon acquisition of Optimal Power Limited (Note 4(c))	3,589,744	4	—	—	31,945	—	—	—	31,949	7,987	39,936
Net loss for the period	—	—	—	—	—	(7,352)	—	—	(7,352)	(1,097)	(8,449)
Foreign currency translation	—	—	—	—	—	—	—	630	630	(18)	612
Balance as of June 30, 2020	39,287,751	39	1,542,402	(5,429)	394,533	(202,339)	81	(6,849)	180,036	19,327	199,363

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2019	2020

Cash flows from operating activities
Net cash (used in)/provided by operating activities	(13,256)	3,584

Cash flows from investing activities
Purchase of property and equipment	(479)	(120)
Purchase of intangible assets	(249)	(104)
Increase in short-term investments	17,427	(4,900)
Increase in time deposit	(208)	(63)
Acquisition of Optimal Power Limited, net of cash received	—	3,001
Acquisition of Changyi (Shanghai) Information Technology Ltd., net of cash received	(5,971)	—
Acquisition of Addoil Broadcasts Limited, net of cash received	(1,200)	—
Capital injection to a subsidiary	(99)	—
Investment in an equity investee	(567)	(412)
Increase in other long-term investments	—	(1,942)
Increase in prepaid long-term investment costs	—	(5,785)
Loan to a third party	—	(2,013)
Net cash provided by / (used in) investing activities	8,654	(12,338)

Cash flows from financing activities
Proceeds from exercise of share options	239	392
Proceeds from issuance of convertible notes, net of transaction expenses	—	3,958
Redemption of convertible notes	—	(15,196)
Proceeds from bank borrowings	16,714	67,796
Repayments of bank borrowings	—	(62,775)
Repurchase of ordinary shares	(482)	(677)
Net proceeds from issuance of ordinary shares upon PIPE offering	—	18,531
Net cash provided by financing activities	16,471	12,029

Net increase in cash and cash equivalents and restricted cash	11,869	3,275
Cash and cash equivalents and restricted cash at the beginning of period	39,828	60,706
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(195)	(247)
Cash and cash equivalents and restricted cash at the end of period	51,502	63,734

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2019	2020

Reconciliation of cash and cash equivalents and restricted

   cash within the interim condensed consolidated balance

   sheets to the amounts shown in the interim condensed

   consolidated statements of cash flows above:

Cash and cash equivalents	41,928	39,355
Restricted cash, current	9,574	24,379
	51,502	63,734

Supplemental disclosure of cash flow information:
Interests paid	537	1,015
Cash paid for income taxes	(46)	(862)

Supplemental schedule of non-cash investing and financing activities:
Fair value losses on convertible notes	1,993	3,007
Fair value losses on derivative liabilities	—	5,123
Issuance of ordinary shares upon conversion of convertible notes	4,431	36,168
Issuance of ordinary shares upon acquisition of Optimal Power Limited	—	31,945

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities
(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in the provision of online marketing services (“Marketing Solutions”). Starting from January 1, 2019, the Group is also engaged in the provision of software licenses and retail and customer relationship management solutions (“Enterprise Solutions”). The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong and the People’s Republic of China (the “PRC”). There are also sales teams in Singapore, Taiwan and the United Kingdom.

Except for the subsidiaries which have been acquired during the six months ended June 30, 2020 as explained in Note 4(c), there is no change in the Company's principal subsidiaries, consolidated VIEs and VIE's subsidiaries during the period.

(b)	PIPE offering

The Company completed a PIPE offering on June 22, 2020 with an issuance of a total of 2,107,400 Class A ordinary shares. The net proceeds received by the Company, after deducting offering expenses, amounted to US$18,531.

2	Principal accounting policies
(a)	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2020, results of operations and cash flows for the six months ended June 30, 2019 and 2020.

The condensed consolidated balance sheet at December 31, 2019 was derived from audited annual financial statements at that date but does not contain all of the footnote disclosures required by U.S. GAAP. Therefore, these unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on April 30, 2020.

The accounting policies applied, other than the adoption of ASC 326 as disclosed in Note 2(f), are consistent with those disclosed in its audited consolidated financial statements and notes thereto for the year ended December 31, 2019 included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on April 30, 2020. Results for the six months ended June 30, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(b)	Use of estimates

The preparation of the Company’s unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, rebates, consolidation of VIE, determination of share-based compensation, measurement of convertible notes and derivative liability, and impairment assessment of long-lived assets and intangible assets that reflect more significant judgments and estimates used in the preparation of its unaudited interim condensed consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the unaudited interim condensed consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Short-term investments

The Group's short-term investments as of June 30, 2020 consist of certain fund investments which are required to be measured at fair value under ASC 321 “Investments—Equity Securities” (“ASC 321”). The Group has adopted the practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of these investments which were without readily determinable fair value.

(d)	Derivative financial instruments

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

(e)Impairment of goodwill

The Company adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment on January 1, 2020, and in accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the six months ended June 30, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(f)	Current expected credit losses upon adoption of ASC 326

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach, resulting in a net adjustment of US$3,971 to the opening balance of accumulated losses with a corresponding credit loss provision over accounts receivable being recognized in the consolidated balance sheet as of January 1, 2020.

The Group’s accounts receivable, amount due from an equity investee, rebates receivable and other current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools for collective evaluation. Receivables that do not share risk characteristics are evaluated on an individual basis. Receivables evaluated individually are not included in the collective evaluation. For each pool for collective evaluation, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The adoption of ASC 326 does not have material impact on amount due from an equity investee, rebates receivable and other current assets. The following table summarizes the activity in the allowance for credit losses related to accounts receivable for the six months ended June 30, 2020:

Balance as of December 31, 2019	3,469
Adoption of ASC Topic 326	3,971
Balance as of January 1, 2020	7,440
Current period provision	652
Recoveries	(454)
Accounts receivable written off	(570)
Exchange differences	79
Balance as of June 30, 2020	7,147

There was no movement in the allowance for doubtful accounts during the six months ended June 30, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(g)	Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments are effective for public entities in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)”, that clarifies the interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU affect the application of the measurement alternative for certain equity securities and the equity method of accounting, and guidance for certain forward contracts and purchased options to purchase securities, that, upon settlement or exercise, would be accounted for under the equity method of accounting. The ASU is effective for public entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (“GAAP”) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration
(a)	PRC regulations

The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to engage in online marketing businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Group conducts certain of its operations in the PRC through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Group, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Group believes that the structure for operating its business in the PRC (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Group cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;
•

discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the VIE Beijing OptAim Network Technology Co., Ltd. and its subsidiaries Zhiyunzhong (Shanghai) Technology Co., Ltd., Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd. (together, “OptAim VIE”) ;

•

imposing fines, confiscating the income of the OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company, its PRC subsidiaries, consolidated VIE and its subsidiaries may not be able to comply;

•

requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or

•	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in the PRC.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

If the imposition of any of these penalties precludes the Group from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of OptAim VIE can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company is in the process of transferring such business to the Company’s wholly owned subsidiaries.

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Law, that appeared to include VIEs within the scope of entities that could be considered to be foreign investment enterprises (“FIEs”), that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, effective on January 1, 2020. The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Group’s ability to use the contractual arrangements with its VIEs and the Group’s  ability to conduct business through the VIEs could be severely limited.

The Company’s ability to control the VIEs also depends on the powers of attorney the founders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

OptAim VIE holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If OptAim VIE falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in the PRC, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of OptAim VIE.

OptAim VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and self-developed computer software which are recognized in the Group ’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of OptAim VIE as it did not meet the recognition criteria set in ASC 350-30-25.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

The following financial information of the OptAim VIE and its subsidiaries excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of December 31, 2019 and June 30, 2020 and for the six months ended June 30, 2019 and 2020:

	As of
	December 31, 2019	June 30, 2020

Assets
Current assets
Cash and cash equivalents	1,654	2,569
Accounts receivable, net	4,328	4,592
Prepaid media costs	2,424	1,286
Other current assets	652	1,277
Total current assets	9,058	9,724

Non-current assets
Property and equipment, net	73	72
Intangible assets, net	494	394
Right-of-use assets	108	40
Total non-current assets	675	506

Total assets	9,733	10,230

Liabilities
Current liabilities
Accounts payable	27	3,460
Deferred revenue	866	551
Lease liabilities	86	44
Accrued liabilities and other current liabilities	1,802	1,417
Total current liabilities	2,781	5,472

Non-current liabilities
Deferred tax liabilities	187	166
Lease liabilities	25	—
Total non-current liabilities	212	166

Total liabilities	2,993	5,638

	For the six months ended June 30,
	2019	2020

Net revenues	8,468	10,406

Net loss	(147)	(1,221)

Net cash (used in)/provided by operating activities	(1,091)	915
Net (decrease)/increase in cash and cash equivalents	(1,091)	915

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

In accordance with the VIE arrangements, the Group has the power to direct activities of the OptAim VIE, and can have assets transferred out of the OptAim VIE. Therefore, the Group considers that there is no assets of the OptAim VIE can be used only to settle their obligations.

(b)	Foreign exchange risk

Assets and liabilities of non-US$ functional currency entities are translated into US$ using the applicable exchange rates at the balance sheet date. Items in the statements of comprehensive loss are translated into US$ using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the unaudited interim condensed consolidated statements of equity.

Certain of the Group’s operating activities are transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

The revenues and expenses of the Group’s subsidiaries and the VIE in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, and remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Certain of the Group’s operating activities are transacted in Hong Kong dollars (“HK$”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(c)	Fair value measurement
(i)	Financial assets and liabilities measured at fair value

The following table sets forth, by level within the fair value hierarchy, financial liabilities measured at fair value as of December 31, 2019 and June 30, 2020. As required by ASC 820, financial instruments are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Fair value measurements using
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair Value

As of December 31, 2019
Convertible notes at fair value	—	—	49,008	49,008

As of June 30, 2020
Convertible notes at fair value	—	—	4,653	4,653
Derivatives liabilities	—	—	5,123	5,123
	—	—	9,776	9,776

The following table presents the changes in level 3 instruments for the six months ended June 30, 2020 and 2019.

	Convertible notes at fair value		Derivative liabilities
	For the six months ended June 30,		For the six months ended June 30,
	2019	2020	2019	2020

Balance at beginning of period	34,837	49,008	—	—
New issuance of convertible notes	—	4,002	—
Conversion of convertible notes	(4,431)	(36,168)	—	—
Redemption of convertible notes		(15,196)	—	—
Fair value changes	1,992	3,007	—	5,123
Balance at end of period	32,398	4,653	—	5,123

(ii)	Equity securities without readily determinable fair values

The equity securities without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. There were no fair value changes related to equity securities classified as long-term investments for the six months ended June 30, 2019 and 2020. For the fund investments classified as short-term investments, the fair value losses recorded in the interim condensed consolidated statements of comprehensive loss amounted to US$nil and US$42 for the six months ended June 30, 2019 and 2020, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(d)	Concentration risk
(i)	Concentration of revenues

For the six months ended June 30, 2019 and 2020, no individual customer accounted for more than 10% of the net revenues.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining loss allowances. See Note 2(f) for the determination of current expected credit losses upon adoption of ASC 326.

As of December 31, 2019 and June 30, 2020, no individual customer accounted for more than 10% of the accounts receivable.

(iii)	Credit risk

As of December 31, 2019 and June 30, 2020, substantially all of the Group’s cash and cash equivalents were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents during the six months ended June 30, 2019 and 2020 and believes that its credit risk to be minimal.

4	Acquisitions
(a)	Acquisition of Changyi (Shanghai) Information Technology Ltd.

On January 1, 2019, the Group acquired 34.38% equity interest of Changyi (Shanghai) Information Technology Ltd. (“Changyi”), a company established in the PRC and an independent software vendor based in Shanghai, the PRC. Changyi and its underlying subsidiary Suzhou Changyi Information Technology Ltd. (“Suzhou Changyi”) (collectively, “Changyi Group”) became subsidiaries of the Company effective from January 1, 2019 as the Company established control over Changyi through certain shareholder agreements since then. Other shareholders of Changyi expects the operating effectiveness brought about by the control over Changyi by the Company to be of their best interests. Changyi Group provides intelligent retail and CRM solutions to clients, allowing them to consolidate consumer’s online and offline information to provide connection within the organization and stakeholders. The Company expects to increase its market share in the data-driven Enterprise Solutions segment beyond digital marketing through Changyi Group.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(a)	Acquisition of Changyi (Shanghai) Information Technology Ltd. (Continued)

The total purchase consideration for 34.38% equity interest of Changyi amounted to RMB42.6 million (equivalent to approximately US$6,190) by cash.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	6,190

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	219
Other current assets	490
Property and equipment	56
Intangible assets	1,830
Current liabilities	(405)
Deferred tax liabilities	(274)
Non-controlling interests	(11,815)
Total identifiable net assets acquired	(9,899)
Goodwill (Note 13)	16,089

As of December 31, 2019, purchase consideration payable of US$6,190 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of Changyi was attributable to the expected synergy arising from the Enterprise Solutions operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses.

In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 30.2% and a growth rates on revenue ranging from 10% to 30%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

	Estimated useful life	Gross carrying amount

Developed technology	5 years	117
Customer relationship	5 years	1,103
Contract backlog	3 years	610
		1,830

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Changyi Group is not material, where net revenue and net loss of the acquired entity is less than 5% of the Company’s consolidated net revenue and net loss for the six months ended June 30, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(b)	Acquisition of Addoil Broadcasts Limited

In February 2019, the Company acquired 100% equity interest of Addoil Broadcasts Limited (“Addoil”), a company incorporated in Hong Kong. Addoil and its underlying subsidiary (together, “Addoil Group”) are engaged in the business of developing and operating a mobile application that collects and utilizes data from users who use its social functionalities to share food and travel related contents.

The total purchase consideration for all the equity interest of Addoil Group amounted to US$1,218 by cash. The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	1,218

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	18
Other current assets	42
Property and equipment	34
Right-of-use asset	34
Current liabilities	(35)
Total identifiable net assets acquired	93
Goodwill (Note 13)	1,125

As of December 31, 2019, purchase consideration payable of US$1,218 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of Addoil Group was attributable to the expected synergy arising from the consolidated Marketing Solutions business. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2019.

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Addoil Group is not material, where net revenue and net loss of the acquired entity is less than 5% of the Company’s consolidated net revenue and net loss for the six months ended June 30, 2019.

(c)	Acquisition of Optimal Power Limited

In May 2020, the Company acquired 80% equity interest of Optimal Power Limited ("Optimal"), a company incorporated in the British Virgin Islands. Optimal, through its wholly-owned subsidiary, has a business cooperation agreement entered into with a global media asset owner to act as its authorized digital advertising representative in the PRC for a period of 30 years. The agreement is essentially an advertising contract. The Company expects to increase its market share in the Marketing Solutions segment in the PRC upon acquisition of this advertising contract.

The acquisition was determined to be an asset acquisition as Optimal did not contain outputs or a substantive process as at the date of acquisition, therefore it does not constitute a business under ASC 805.

The Company issued 3,589,744 Class A ordinary shares to the seller with a fair value of US$31,949, determined based on the  for 80% equity interest of Optimal.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(c)	Acquisition of Optimal Power Limited (Continued)

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition:

Intangible asset	53,287
Other liabilities	(29)
Deferred tax liabilities	(13,322)
Non-controlling interests	(7,987)
Total identifiable net assets acquired	31,949

The intangible asset represents the advertising contract, which is amortized using the straight-line method over the estimated useful life of 30 years.

5	Cash and cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, cash held at bank, and short-term deposits placed with banks or other financial institutions which have original maturities of three months or less.

As of June 30, 2020, the Group had time deposits of US$473 (December 31, 2019: US$410) with an average original maturity of 6.5 months (December 31, 2019: 3.2 months) and were denominated in US$ (December 31, 2019: US$).

Cash and cash equivalents and time deposits as of December 31, 2019 and June 30, 2020 primarily consist of the following currencies:

	As of
	December 31, 2019		June 30, 2020
	Amount in thousand	US$ equivalent	Amount in thousand	US$ equivalent

RMB	84,034	11,776	74,116	10,424
HK$	8,329	1,061	30,852	3,981
US$	24,175	24,175	24,956	24,956
Singapore dollars	151	110	397	278
New Taiwan dollars	931	30	1,754	59
Japanese Yen	4,550	41	966	9
Others	72	71	130	121
		37,264		39,828

6	Restricted cash

As of June 30, 2020, the Group’s restricted cash of US$24,379 (December 31, 2019: US$23,852) represented bank balances held in restricted bank accounts pursuant to certain short term loan agreements (see Note 17 for details) and carried fixed interest at a weighted average rate of 0.65% (December 31, 2019: 1.85%) per annum, out of which US$21,981 (December 31, 2019: US$21,463) and US$2,398 (December 31, 2019: US$2,389) are denominated in US$ and HK$, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7	Equity investment
(a)	Investment in an equity investee

On May 31, 2019, the Company and VGI Global Media PLC (“VGI”), an online-to-offline solutions provider across advertising, payment and logistics platforms in Thailand, jointly established a new company namely V-Click Technology Company Limited (“V-Click”). VGI holds a majority stake of 51% in V-Click and the Company holds the remaining 49% stake. The investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of the equity investee.

Movements on the Group’s investment in an equity investee during the six months ended June 30, 2019 and 2020 were as follows:

	For the six months ended June 30,
	2019	2020

Balance at the beginning of period	—	158
Cost of investment	566	—
Capital injection	—	412
Share of losses	(14)	(69)
Exchange differences	1	1
Balance at the end of period	553	502

The Group recognized its share of the equity investee’s loss of US$14 and US$69 for the six months ended June 30, 2019 and 2020, respectively. There was no indicator of impairment noted for this equity-method investment as of December 31, 2019 and June 30, 2020.

(b)	Amount due from an equity investee

As of December 31, 2019 and June 30, 2020, the amount was due from V-Click in relation to a cash advance of US$155 and US$199, respectively, which was unsecured, interest-free and repayable on demand.

8	Other long-term investments

The Group’s other long-term investments consist of securities without readily determinable fair value and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock. There was no change in fair value related to the investments for the six months ended June 30, 2019 and 2020. The investments are not considered material to the Group’s financial position.

As of December 31, 2019 and June 30, 2020, the Group had long-term investments in equity securities without readily determinable fair value at an amount of US$1,503 and US$3,445, respectively.

As of December 31, 2019 and June 30, 2020, the Group had prepayments of US$1,000 and US$6,785, respectively, for certain long-term equity investments. As of the date of these interim condensed consolidated financial statements, the investments have not been completed.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9	Accounts receivable, net

	As of
	December 31, 2019	June 30, 2020

Accounts receivable, gross	147,440	130,392
Less: Allowance for credit losses (Note 2(f))	(3,469)	(7,147)
Accounts receivable, net	143,971	123,245

10	Other assets

Other assets consist of the following:

	As of
	December 31, 2019	June 30, 2020

Current
Deposits	4,859	6,428
Prepayments	2,793	2,922
Loan and interest receivable (Note)	—	2,080
VAT receivable	353	650
Others	978	1,667
	8,983	13,747

Non-current
Rental deposits	109	185

Note:

As of June 30, 2020, the amount represents a loan of HK$15.6 million (equivalent to US$2,013) to a third party which was interest-bearing at 9% per annum, unsecured, and due in August 2020, and the corresponding interest receivable of HK$0.5 million (equivalent to US$67) which was repayable on demand.

11	Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31, 2019	June 30, 2020

Cost:
Office equipment	4,541	4,647
Leasehold improvements	1,645	1,634
Furniture and fixtures	757	795
Total cost	6,943	7,076
Less: Accumulated depreciation	(6,266)	(6,431)
Exchange differences	(141)	(134)
Property and equipment, net	536	511

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11	Property and equipment, net (Continued)

Depreciation of property and equipment recognized for the six months ended June 30, 2019 and 2020 are summarized as follows:

	For the six months ended June 30,
	2019	2020

Cost of revenues	1	1
Research and development	29	28
Sales and marketing expenses	86	27
General and administrative expenses	188	88
Total	304	144

12	Intangible assets, net

Intangible assets consist of the following:

	As of
	December 31, 2019	June 30, 2020
Cost:
Computer software	22,615	22,719
Developed technologies	117	117
Customer relationship	1,103	1,103
Contract backlog	610	610
Advertising contract	—	53,287
Less: Accumulated amortization	(19,910)	(22,588)
Exchange differences	(117)	(73)
Intangible assets, net	4,418	55,175

Amortization expense recognized for the six months ended June 30, 2019 and 2020 are summarized as follows:

	For the six months ended June 30,
	2019	2020

Cost of revenues	2,417	2,666
General and administrative expenses	2	1
	2,419	2,667

The estimated aggregate amortization expense for the remainder of 2020 as of June 30, 2020 and each of the four years ending December 31, 2024 is:

Remainder of 2020	1,372
2021	2,324
2022	2,354
2023	2,213
2024 onwards	46,912
55,175

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Goodwill

Movements on goodwill during the periods were as follows:

	Marketing Solutions	Enterprise Solutions	Total

Balance as of January 1, 2019	48,496	—	48,496
Goodwill arising from acquisitions	1,125	16,089	17,214
Balance as of June 30, 2019, December 31, 2019 and June 30, 2020	49,621	16,089	65,710

Goodwill is not deductible for tax purposes. The Group performs the annual impairment test on December 31 of each year using a two-step process. Based on the annual impairment tests performed at the year-end dates and no other impairment indicators being identified at the end of interim reporting periods, no impairment of goodwill was recorded for all periods presented.

14	Lease accounting

The Company adopted ASC 842 as of January 1, 2019. As part of the implementation, the Company recognized its lease liabilities, including the current and non-current portions, within its condensed interim consolidated balance sheet as of the adoption date, which represents the present value of the Company’s obligation related to the estimated future lease payments. The Company also recognized a right-of-use (“ROU”) asset which represents the right to use the leased asset over the period of the lease. The ROU asset was calculated as the lease liability less any asset or liability balances that existed at the time of adoption. The amortization expense of ROU assets amounted to US$653 and US$682 for the six months ended June 30, 2019 and 2020, respectively.

The lease term is generally specified in the lease agreement, however certain agreements provide for lease term extensions or early termination options. To determine the period for the estimated future lease payments, the Company evaluates whether it is reasonably certain that it will exercise the option at the commencement date and periodically thereafter. The lease terms of the Company’s operating leases generally range from 12 months to 39 months, and the weighted average remaining lease term is 18 months as of June 30, 2020.

To determine the estimated future lease payments, the Company reviews each of its lease agreements to identify the various payment components. The Company includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Company uses a discount rate to calculate the present value of the future lease payments. As of June 30, 2020, a weighted average discount rate of 7.00% has been applied to the remaining lease payments to calculate the lease liabilities included within the interim condensed consolidated balance sheet. This represents the incremental borrowing rate the Company would be subject to on borrowings from its available revolving debt agreements.

The following table presents the maturity of the Company’s operating lease liabilities as of June 30, 2020:

Remainder of 2020	507
2021	860
Total operating lease payments (undiscounted)	1,367
Less: Imputed interest	(74)
Total operating lease liabilities (discounted)	1,293

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Lease accounting (Continued)

Lease expense for these leases is recognized on a straight-line basis over the lease term. For short-term leases over which the Company has elected not to apply the recognition requirements of ASC 842, the Company has recognized the lease payments as expenses on a straight-line basis over the lease term. For the six months ended June 30, 2019 and 2020, total lease cost is comprised of the following:

	For the six months ended June 30,
	2019	2020

Operating lease cost relating to the operating lease liabilities	697	741
Operating lease cost relating to short-term leases	483	711
	1,180	1,452

Supplemental cash flow information related to the Company’s operating leases for the periods:

	For the six months ended June 30,
	2019	2020

Cash paid for amounts included in the measurement of operating lease liabilities	697	741
ROU assets obtained in exchange for operating lease liabilities	—	220

15	Deferred revenue

	As of
	December 31, 2019	June 30, 2020

Deferred revenue, current	27,089	25,785

Changes in deferred revenue balance for the six months ended June 30, 2019 and 2020 were as follows:

	For the six months ended June 30,
	2019	2020

Balance at the beginning of period	27,191	27,089
Additions to deferred revenue	388,885	187,545
Recognition of deferred revenue as revenues	(372,673)	(189,045)
Exchange differences	(188)	196
Balance at the end of period	43,215	25,785

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Accrued liabilities and other liabilities

	As of
	December 31, 2019	June 30, 2020

Current
Rebates payable to customers	2,260	1,718
VAT and other taxes payable	3,440	3,671
Security deposit received from customers	610	556
Accrued employee benefits	4,756	6,041
Accrued professional fees	3,853	6,558
Accrued marketing and hosting expenses	2,486	2,544
Advance from a non-controlling interest (Note)	—	5,000
Convertible notes consideration received in advance (Note 18(d))	—	3,078
Others	2,532	1,808
	19,937	30,974
Non-current
Accrued professional fees	449	512

Note:

As of June 30, 2020, the amount represents an advance from a non-controlling interest for the purpose of replenishment of working capital of certain subsidiaries of the Company, which was unsecured, interest-free, and repayable on demand.

17	Bank borrowings

	As of
	December 31, 2019	June 30, 2020

1-year revolving loans denominated in RMB (Note (iii), (v), (viii), (ix), (x))	9,636	20,565
Half-year revolving loan denominated in RMB (Note (i))	9,851	2,813
1-year revolving loan denominated in US$ (Note (iv), (vi))	8,584	8,584
Revolving service trade loan denominated in HK$ (Note (ii))	538	31
Rollover period revolving loan denominated in US$ (Note (vii)	6,000	6,000
Revolving service trade loan denominated in HK$ (Note (vii))	2,242	3,987
	36,851	41,980

Note:

(i)

On February 12, 2019, the Company, through a PRC subsidiary, entered into two facility agreements for working capital loans with a bank, which provided for a RMB32 million (equivalent to US$5,000) half-year revolving loan, respectively. Out of the US5,000 loan facilities, the PRC subsidiary had utilized RMB20.3 million (equivalent to US$2,845) and RMB20 million (equivalent to US$2,813) as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee by the Company and deposits of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 4.75% per annum in 2019 and reduced to 4.70% in 2020 first half.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Bank borrowings (Continued)

Note: (Continued)

(ii)

On March 18, 2019, the Company, through its Hong Kong subsidiaries, entered into a facility agreement for factoring loans with a bank amounting to a total of HK$24 million (equivalent to US$3,097). Out of this loan facility, the Hong Kong subsidiaries had utilized HK$4.2 million (equivalent to US$538) and HK$0.2 million (equivalent to US$31) as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee by the Company and accounts receivable of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HKD, 2.00% per annum over 1-month HIBOR for loan in RMB, 4.25% per annum over 1-month London Interbank Offered Rate (“LIBOR”) for loan in USD.

(iii)

On March 13, 2019, the Company, through its PRC subsidiary, entered into a facility agreement for working capital loans with a bank, which provided for a US$13,600 one-year revolving loan. On September 24, 2019, this loan was subsequently amended which provide for an additional US$30,000 one-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB20.3 million (equivalent to US$2,840) and RMB44.7 million (equivalent to US$6,289) as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee by the Company and deposits and accounts receivable of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is either (i) 5.22% in RMB, or (ii) 1-month LIBOR plus 3.00% per annum if the loan is drawn down in US$. The total balance of US$2,840 and US$6,289 as of December 31, 2019 and June 30, 2020 was wholly drawn down in RMB, respectively.

(iv)

On May 23, 2019, the Company, through its Hong Kong subsidiary, entered into a facility agreement for working capital loans with a bank, which provides for a US$18,000 one-year revolving loan. Out of this loan facility, the Hong Kong subsidiary had utilized US$6,984 as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee of the Company and deposits of a subsidiary of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is 1.00% per annum over deposit rate on the pledged deposit.

(v)

On August 29, 2019, the Company, through its PRC subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a RMB18.5 million (equivalent to US$2,602) one-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB18.5 million (equivalent to US$2,592) and RMB18.5 million (equivalent to US$2,602) as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee of the Company and deposits of a Hong Kong subsidiary of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.97% per annum. This loan was subsequently renewed in September 2019 whereby the interest rate of this loan facility was amended to be fixed at 5.22% per annum.

(vi)

On August 29, 2019, the Company, through its Hong Kong subsidiaries, entered into a facility agreement with a bank for working capital loans, which provides for a US$1,600 one-year revolving loan. Out of this loan facility, the Hong Kong subsidiaries had utilized US$1,600 as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee of the Company and deposits of a Hong Kong subsidiary of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is the 1-month LIBOR plus 1.00% per annum.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Bank borrowings (Continued)

Note: (Continued)

(vii)

On October 4, 2019, the Company through its Hong Kong subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for (i) US$15,000 standby documentary credit facilities, (ii) US$10,000 combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1,000 overdraft facilities. Out of these loan facilities, the Hong Kong subsidiaries had utilized HK$17.6 million (equivalent to US$2,242) and US$6,000 as of December 31, 2019 and HK$30.9 million (equivalent to US$3,987) and US$6,000 as of June 30, 2020. Corporate guarantee of the Company and bank deposits of certain subsidiaries of the Company are provided as pledge to secure the obligations under these loan facilities. For the pre-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is fixed at 5.125% per annum.

(viii)

On December 20, 2019, the Company, through its PRC subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a RMB50 million (equivalent to US$7,032) half-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB50 million (equivalent to US$7,006) and RMB50 million (equivalent to US$7,032) as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee of the Company and accounts receivable of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 7% per annum.

(ix)

On December 20, 2019, the Company, through its PRC subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a RMB50 million (equivalent to US$7,032) one-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB30 million (equivalent to US$4,204) and RMB30 million (equivalent to US$4,220) as of December 31, 2019 and June 30, 2020, respectively. Corporate guarantee of the Company and deposits of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 4.95% per annum. The interest rate of this loan facility was subsequently amended to the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.8% per annum.

(x)

On June 11, 2020, the Company, through its PRC subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a RMB3 million (equivalent to US$422) one-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB3 million (equivalent to US$422) as of June 30, 2020. The interest rate of this loan facility is fixed at 4.5025% per annum.

(xi)

As of December 31, 2019 and June 30, 2020, no financial covenants (minimum monthly adjusted quick ratio and minimum quarterly earnings before interest, tax, depreciation and amortization (“EBITDA”) as defined in the banking facilities agreements) as set out in these loan agreements have been breached.

The weighted average interest rate for bank loans outstanding as of December 31, 2019 and June 30, 2020 was 5.17% and 4.66% per annum, respectively. Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and June 30, 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value and derivate liabilities
(a)	Convertible notes issued in 2018

On September 12, 2018, the Company issued US$30,000 of zero-coupon convertible notes (“the 2018 Notes”) at par. The 2018 Notes mature on September 12, 2023 and are non-interest bearing, unless the 2018 Notes are redeemed or repaid upon the occurrence of events of default or relevant events as defined in the agreement whereby an interest of 5% per annum would be charged. The Company considers the likelihood of occurrence of events or relevant events as defined in the agreement to be remote.

Holder of the 2018 Notes has the option to convert the 2018 Notes at any time on or after October 22, 2018 up to the close of business of the maturity date (the “2018 Notes Conversion Period”). Any outstanding principal amount not converted within the 2018 Notes Conversion Period will mandatorily be converted on the maturity date. The 2018 Notes can be converted into the Company’s ADSs at an conversion price of 92% of the lowest of (i) the volume weighted average prices (“VWAP”) of the ADSs over the period from the issue date to the conversion date, (ii) the VWAP of the ADSs over the five trading day period preceding the conversion date, and (iii) a fixed price of US$8. Notwithstanding the foregoing, in no event will the Conversion Price be less than US$2.78. The Company will not issue any fractional ADSs upon conversion of the 2018 Notes and will instead pay cash in lieu of any fractional ADSs deliverable upon conversion.

If the VWAP of ADSs on the conversion date is lower than that on September 12, 2018, the Company may make an election to settle in whole by paying the holder of the 2018 Notes a cash alternative amount (which is equivalent to principal amount to be converted divided by 92%).

Notwithstanding anything to the contrary in the 2018 Notes, no ordinary shares (including ordinary shares represented by ADSs) will be delivered to the 2018 Notes holder if such delivery would result in the aggregate number of ordinary shares (including ordinary shares represented by ADSs) to be delivered taken together with the aggregate number of ordinary shares delivered by the Company since the issue date to exceed 19.9% of the Company's outstanding common stock as of the issue date (the “Share Cap”). In such event, the Company's obligation will be satisfied by delivering the maximum number of ADSs such that the delivery does not exceed the Share Cap and any portion of the principal amount that is not so converted will be settled by the Company by paying the cash settlement amount (“Cash Settlement Amount”) to such converting holder. The Cash Settlement Amount is the remaining amount divided by 92%.

Concurrently with the issuance of the 2018 Notes, the Company offered a put option to the holder of the 2018 Notes, whereby the holder has the right to require the Company to repurchase all of the outstanding 2018 Notes for cash at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to the repurchase date in case of the occurrence of any of the relevant events as defined in the agreement prior to the maturity date. The Company considers the likelihood of occurrence of such relevant events to be remote. The Company also concluded that the feature of contingent put options being considered clearly and closely related to its debt host does not need to be considered as an embedded derivative to be bifurcated.

For both the convertible debt and conversion option which are recognized as financial liabilities, the Company has elected the fair value option under ASC 825-10 to measure the entire instrument at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Also, ASC 825-10-25-11 requires financial instrument that is legally a single contract not to be separated into parts for purposes of applying the fair value option.

Issuance costs related to the 2018 Notes for which the fair value option is elected amounting to US$2,190 have been recognized in earnings as incurred during the year ended December 31, 2018 and not deferred in accordance with ASC 825-10-25-3.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value and derivate liabilities (Continued)
(a)	Convertible notes issued in 2018 (Continued)

On February 1, 2019 and March 1, 2019, the holder of the 2018 Notes partially converted the 2018 Notes with a principal amount of US$1,000 and US$2,000 into 283,888 ADSs and 536,594 ADSs at a conversion price of US$3.52 per ADS and US$3.73 per ADS, respectively. The fair values of these partially converted 2018 Notes as of February 1, 2019 and March 1, 2019 was US$1,630 and US$2,801, respectively. On August 22, 2019, there was a further conversion of the 2018 Notes of US$3,000 in principal amount. Instead of issuing new ADSs, the Company elected the cash alternative election pursuant to the agreement of the 2018 Notes to satisfy the exercise of the holder's conversion right by making a cash alternative payment of US$3,261 to the 2018 Notes holder.

In October 2019, the Company entered into a purchase agreement (the "Purchase Agreement") with the 2018 Notes holder, which entitled the Company an option exercisable by the Company to partially redeem US$20 million in aggregate principal amount of the 2018 Notes at a cash consideration of US$23.2 million in three stages in November 2019. In November 2019, there was an amendment to the Purchase Agreement (“Amended Purchase Agreement”) made with a revised payment schedule for the partial redemption to be done in 4 stages from November 2019 to March 2020 (the "Revised Payment Schedule). The Company has exercised the option and redeemed the 2018 Notes in accordance with the Revised Payment Schedule as follows:

Redemption date	Principal amount	Consideration paid for redemption

November 14, 2019	3,450	4,002
December 12, 2019	3,450	4,002
February 3, 2020	6,900	8,004
March 31, 2020	6,200	7,192

On June 30, 2020, the holder of the 2018 Notes partially converted the 2018 Notes with a principal amount of US$1,000 into 248,050 ADSs at a conversion price of US$4.03 per ADS. The fair value of these partially converted 2018 Notes as of June 30, 2020 was US$1,551.

The fair value of the 2018 Notes was determined using a Monte Carlo simulation with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of the zero-coupon U.S. Treasury bill that commensurates with the remaining period until the maturity of the 2018 Notes.

Measurement date	Volatility	Risk-free rate
	%	%

December 31, 2018	44.32	2.52
February 1, 2019	44.59	2.55
March 1, 2019	44.99	2.62
August 22, 2019	43.86	1.47
November 14, 2019	44.34	1.61
December 12, 2019	43.86	1.71
December 31, 2019	44.17	1.67
February 3, 2020	42.09	1.37
March 31, 2020	45.38	0.45
June 30, 2020	51.24	0.24

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value and derivate liabilities (Continued)
(b)	Convertible notes issued in 2019

On November 11, 2019 and December 16, 2019, the Company issued 5% coupon convertible notes of US$ 20,000 (the "November 2019 Notes") and US$10,000 (the "December 2019 Notes") (collectively, the "2019 Notes"), respectively, at par. The November 2019 Notes and the December 2019 Notes mature on November 11, 2022 and December 16, 2022, respectively.

The following options are embedded to the 2019 Notes:

(i)	Buyer call conversion option

Holders of the 2019 Notes have an option to convert the 2019 Notes at any time on or after November 11, 2020 (for the November 2019 Notes) or December 16, 2020 (for the December 2019 Notes) up to the close of business of the respective maturity date (the “Buyer Call Conversion Options”). The 2019 Notes can be converted into the Company’s ADSs at an conversion price of the lower of (i) the VWAP of the ADSs over the 14 trading day period preceding the conversion date ("14-Day VWAP") plus a 10% premium, or (ii) a fixed price of US$4.3, which is subject to adjustment if the Company’s adjusted EBITDA for the year ending December 31, 2020 is less than US$10,000 (the “Conversion Price”). Notwithstanding the foregoing, in no event will the Conversion Price be less than US$3.2. The Company will not issue any fractional ADSs upon conversion and will instead pay cash in lieu of any fractional ADSs deliverable upon conversion.

(ii)	Seller call conversion option

If the 14-Day VWAP is US$5.00 or higher at any time on or after November 11, 2020 (for the November 2019 Notes) or December 16, 2020 (for the December 2019 Notes) up to the close of business on the fifth business day immediately preceding the respective maturity dates, the Company may require the holders of 2019 Notes to convert the entire outstanding principal amount (the “Seller Call Conversion Option”) at the Conversion Price.

(iii)	Seller call redemption option

At any time on or after the respective issue date up to the close of business on the 60th day immediately preceding the maturity date, the Company may at its option redeem all or a portion of the outstanding principal amount (“Seller Call Redemption Option”).

(iv)	Seller put redemption option

The holders of the 2019 Notes have an option to require the Company to redeem all of the outstanding principal amount of the 2019 Notes for cash at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to the repurchase date in case of the occurrence of any of the relevant events as defined in the agreements of the 2019 Notes prior to the respective maturity dates (the “Seller Put Redemption Options”).

The Company concluded that the features of the Seller Call Redemption Option and Seller Put Redemption Option being considered clearly and closely related to its debt host do not need to be considered as embedded derivatives to be bifurcated.

The 2019 Notes, Buyer Call Conversion Option and Seller Call Conversion Option are all financial liabilities and the Company has elected the fair value option under ASC 825-10 to measure the entire instrument at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Also, ASC 825-10-25-11 requires financial instrument that is legally a single contract not to be separated into parts for purposes of applying the fair value option.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value and derivate liabilities (Continued)
(b)	Convertible notes issued in 2019 (Continued)

Issuance costs related to the 2019 Notes for which the fair value option is elected amounting to US$1,122 in aggregate have been recognized in earnings as incurred and not deferred in accordance with ASC 825-10-25-3.

On February 18, 2020, the holders of both the November 2019 Notes and December 2019 Notes have elected to convert the entire outstanding principal amount of the 2019 Notes into Class A ordinary shares, par value US$0.001 per share, of the Company at a price of US$7.8 per share, which was at an approximately 7% premium to the 14-day VWAP of the Company’s ADSs as of the conversion date. The fair value of the converted November 2019 Notes and December 2019 Notes as of February 18, 2020 was US$20,282 and US$9,989, respectively.

The fair values of the 2019 Notes were determined using a binomial model with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of a 5% coupon U.S. Treasury bill that is commensurate with the remaining period until the maturity of the 2019 Notes. The bond yield was based on the yield of corporate bonds with comparable ratings.

	Volatility	Risk-free rate	Bond yield
	%	%	%

As at December 31, 2019
November 2019 Notes	42.53	1.61	10.09
December 2019 Notes	42.63	1.61	10.09

As at February 18, 2020
November 2019 Notes	44.02	1.40	10.67
December 2019 Notes	43.61	1.40	10.67

(c)	Convertible notes issued in January 2020

On January 23, 2020, the Company issued US$3,450 of zero-coupon convertible notes (“2020 Notes”) in exchange for a cash consideration of US$4,002. The terms of the 2020 Notes are the same as those of 2018 Notes.

On February 3, 2020, the holder of 2020 Notes has elected to convert the entire outstanding principal amount of the 2020 Notes into Class A ordinary shares, par value US$0.001 per share, of the Company at a price of US$6.34 per share, which was at a 8% discount to the 5-day VWAP of the Company’s ADSs as of the conversion date.

The fair value of the 2020 Notes of US$4,346 as of the conversion date on February 3, 2020 was determined using a Monte Carlo simulation with the key assumptions being volatility of 42.09% and risk-free rate of 1.37%. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield as of the measurement date of the zero-coupon U.S. Treasury bill that commensurates with the remaining period until the maturity of the 2020 Notes.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value and derivate liabilities (Continued)
(d)	Convertible notes issued in July 2020

Pursuant to an agreement entered into with an independent investor on February 17, 2020, the Company agreed to issue new Notes (the “July 2020 Notes”) with principal amounts of US$13,100 upon receipt of total cash consideration of US$15,196 from the investor on or before June 16, 2020. This constitutes a call option written to the investor to purchase the July 2020 Notes (the “Option”) which is recorded as a derivative liability and measured at fair value as at June 30, 2020. In June 2020, the Company has entered into an addendum with this independent investor to extend the payment due date from June 16, 2020 to July 31, 2020. As of June 30, 2020, the Company has received US$3,039 out of the total consideration of US$15,196 from the investor. Subsequent to the end of the reporting period, the Company has issued the July 2020 Notes on July 31, 2020 upon receipt of the remaining consideration of US$12,157 from the investor on the same day.

The fair value of the derivative liability of US$5,123 as of June 30, 2020 was determined using a binomial model with the key assumptions being the volatility of 30.57% and risk-free rate of 0.15%. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield of US Treasury Strips with a maturity life equal to the time to maturity of the July 2020 Notes.

19	Ordinary shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares, as of December 31, 2019 and June 30, 2020, respectively. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held, the holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of ordinary shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2019 and June 30, 2020, there were 28,690,635 and 39,287,751 ordinary shares outstanding, respectively.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by the Group’s chairman and chief executive officer at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purchase of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the six months ended June 30, 2019 and 2020 to Arda. Arda does not hold any other assets or liabilities as at December 31, 2019 and June 30, 2020, nor earn any income nor incur any expenses for the six months ended June 30, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Repurchase of shares
(a)	2018 Share Repurchase Program

In November 2018, the board of directors of the Company authorized a share repurchase program (the “2018 Share Repurchase Program”) whereby the Company may repurchase up to US$10,000 of the common shares or ADSs of the Company from November 28, 2018 to November 27, 2019. The share repurchases may be made on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The Company has publicly announced the 2018 Share Repurchase Program on November 28, 2018.

The following table is a summary of the shares repurchased by the Company during 2018 and 2019 under the 2018 Share Repurchase Program. All shares were purchased through publicly purchasing from the open market pursuant to the 2018 Share Repurchase Program.

Period	Total number of ADSs purchased as part of the publicly announced plan	Average price paid per ADS

March 2019	13,240	3.721
May 2019	5,300	3.844
June 2019	107,034	3.855
For the six months ended June 30, 2019	125,574

During the six months ended June 30, 2019, 28,011 ADSs were repurchased at an aggregate consideration of US$482 under the Repurchase Program.

(b)	2020 Share Repurchase Program

In January 2020, the board of directors of the Company authorized a share repurchase program (the “2020 Share Repurchase Program”) whereby the Company may repurchase up to US$10,000 of the common shares or ADSs of the Company over the 12-month period ending on December 29, 2020. The share repurchases may be made on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The Company has publicly announced the 2020 Share Repurchase Program on January 15, 2020.

The following table is a summary of the shares repurchased by the Company during 2020 under the 2020 Share Repurchase Program. All shares were purchased through publicly purchasing from the open market pursuant to the 2020 Share Repurchase Program.

Period	Total number of ADSs purchased as part of the publicly announced plan	Average price paid per ADS

June 2020	128,266	5.28
For the six months ended June 30, 2020	128,266

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Repurchase of shares (Continued)
(b)	2020 Share Repurchase Program (Continued)

During the six months ended June 30, 2020, 128,266 ADSs were repurchased at an aggregate consideration of US$677 under the Repurchase Program, respectively. The remaining unused amount of US$9,323 will no longer be available for repurchase after December 29, 2020.

21	Share-based compensation
(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the six months ended June 30, 2019 and 2020, no share options were granted to non-employees, employees, officers and directors of the Group. The following table summarizes the share option activities for the six months ended June 30, 2019 and 2020:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	years	US$’000

At January 1, 2019	908,409	7.52	6.27	2,724
Exercised	(53,142)	1.68
Forfeited	(9,096)	11.88
At June 30, 2019	846,171	7.84	5.77	2,996

At January 1, 2020	667,867	8.16	5.27	1,807
Exercised	(107,725)	3.64
At June 30, 2020	560,142	9.03	4.77	3,590

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 9% and 5% for employees and 58% and 26% for senior management in 2019 and 2020, respectively.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s ordinary shares as of June 30, 2019 and 2020 and the exercise price.

All share-based compensation expenses to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses during the six months ended June 30, 2019 and 2020 were US$595 and US$70 respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)
(a)	Share option plan (Continued)

As of December 31, 2019 and June 30, 2020, there were 150,000 share options granted to certain employees which the vesting was subject to the earlier occurrence of any of the following events, either: the Company being approved to be listed on a stock exchange with an expected market capitalization of no less than US$500,000; or (ii) a merger or acquisition of the Company or any of its subsidiaries at a valuation of US$500,000 or above in which the shareholders of the Company shall no longer hold a majority of the outstanding shares of the surviving corporation. None of the options were vested as of December 31, 2019 and June 30, 2020.

As of December 31, 2019 and June 30, 2020, there were US$96 and US$70 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 0.86 and 0.58 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

(b)	Post-IPO share incentive plan

The Company’s post-IPO share incentive plan provides for the grant of incentive share options and RSUs to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the post-IPO share incentive plan, selects the individuals to whom options and RSUs will be granted, determines the number of options and RSUs to be granted, and the term and exercise price of each option and RSU.

Starting from September 2018, the Company granted RSUs to non-employees, employees, officers and directors of the Group. The table below sets forth information regarding RSUs granted during the six months ended June 30, 2020 and 2019.

Grant Date	Number of RSUs	Vesting period (year)

January 1, 2019 (Note ii)	15,000	3.58
January 1, 2019 (Note ii)	55,050	3.58
January 3, 2019 (Note ii)	6,000	3.99
January 3, 2019 (Note ii)	4,000	3.99
April 1, 2019 (Note ii)	22,540	4.00
April 1, 2019 (Note ii)	27,260	4.00
April 1, 2019 (Note ii)	34,540	4.00
April 1, 2019 (Note ii)	33,290	4.00
July 1, 2019 (Note ii)	1,800	4.00
July 1, 2019 (Note i)	45,000	3.00
July 1, 2019 (Note i)	6,000	3.00
October 1, 2019 (Note ii)	4,000	4.00
December 1, 2019 (Note i)	10,000	2.00
December 1, 2019 (Note iv)	15,000	1.00
January 1, 2020 (Note vi)	5,000	0.25
January 1, 2020 (Note iii)	19,600	3.00
January 1, 2020 (Note i)	235,004	2.00
January 1, 2020 (Note i)	100,000	2.00
January 27, 2020 (Note v)	40,000	0.58
January 27, 2020 (Note v)	110,000	0.58
March 20, 2020 (Note vii)	100,000	0.25

Note:

(i)	These RSUs were scheduled to be vested over two to three years on a monthly basis.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)
(b)	Post-IPO share incentive plan (Continued)

Note: (Continued)

(ii)

These RSUs were scheduled to be vested over four years. One-fourth of the awards shall be vested upon the end of the first semi-anniversary dates of the grants or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight-line basis at the end of the remaining anniversary years.

(iii)

On October 25, 2018, the Company authorized and communicated the issuance of RSUs to an officer of the Company which are subject to certain market conditions based on achievement of average closing stock prices. The Company determines the grant-date fair value of these RSUs using the Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation expense. The fair value of each of these RSUs was US$5, as determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 37.02%, 0% dividend yield and a risk-free interest rate of 2.90%. The historical volatility was based on the average volatility of the comparable companies for the most recent 2-year period. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period. None of these RSUs were forfeited or expired during the years ended December 31, 2018 and 2019.

(iv)

On December 1, 2019, the Company authorized and communicated the issuance of RSUs to an external consultant which are subject to certain market conditions based on achievement of 20-day VWAP of the ADSs. The Company determines the grant-date fair value of these RSUs using the Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation expense. The fair value of each of these RSUs was US$1.3, as determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 50.17%, 0% dividend yield and a risk-free interest rate of 1.72%. The historical volatility was based on the average volatility of the comparable companies for the most recent 1-year period. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period. None of these RSUs were forfeited or expired during the year ended December 31, 2019.

(v)	These RSUs were granted to non-employees and vested within one year.
(vi)

On January 1, 2020, the Company authorized and communicated the issuance of RSUs to an external consultant which are subject to certain market conditions based on achievement of 10-day VWAP of the ADSs. The Company determines the grant-date fair value of these RSUs using the Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation expense. The fair value of each of these RSUs was US$0.01, as determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 37.89%, 0% dividend yield and a risk-free interest rate of 1.64%. The historical volatility was based on the average volatility of the comparable companies for the most recent 1-year period. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period. None of these RSUs were forfeited or expired during the six months ended June 30, 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)
(b)	Post-IPO share incentive plan (Continued)

Note: (Continued)

(vii)

On March 20, 2020, the Company authorized and communicated the issuance of RSUs to an external consultant which are subject to certain market conditions based on achievement of 10-day VWAP of the ADSs. The Company determines the grant-date fair value of these RSUs using the Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation expense. The fair value of each of these RSUs was US$0.13, as determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 37.36%, 0% dividend yield and a risk-free interest rate of 0.23%. The historical volatility was based on the average volatility of the comparable companies for the most recent 1-year period. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period. None of these RSUs were forfeited or expired during the six months ended June 30, 2020.

The following table summarizes the activity of the service-based RSUs for the six months ended June 30, 2019 and 2020:

	Number of RSUs	Weighted average grant date fair value

At January 1, 2019	376,272	8.02
Granted	197,680	7.35
Vested	(81,332)	7.79
Forfeited	(5,679)	12.7
At June 30, 2019	486,941	7.73

At January 1, 2020	463,546	5.52
Granted	534,604	4.95
Vested	(491,330)	4.59
Forfeited	(28,125)	6.95
At June 30, 2020	478,695	5.75

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s expected forfeitures for RSUs granted, the directors of the Company estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2019 and 2020, respectively.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses for the six months ended June 30, 2019 and 2020 were US$630 and US$2,197, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)
(c)	Issuance of shares to certain employees with performance conditions

On December 28, 2016, the Company authorized and communicated the issuance of restricted ordinary shares of 1,068,114 and 801,086 of the Company to certain employees upon fulfillment of certain performance conditions (mainly financial performance related) for the fiscal years of 2018 and 2019, respectively and these employees have to be remained employed by the Company. Considering the likelihood of achieving the performance conditions are not probable as of December 31, 2018 and 2019, no share-based compensation expense has been recorded. Total fair value of these shares were US$32,869. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%. All these restricted ordinary shares were forfeited and expired as of December 31, 2019.

(d)	Issuance of warrants to an external consultant

Pursuant to the agreement executed between the Company and an external consultant ("Warrant Agreement"), the Company shall issue warrants to purchase up to 4,651,162 ADSs ("Warrants") to the external consultant in exchange for its financial advisory services which the Warrants shall be vested upon the completion of raising a minimum of US$20,000 by the Company through issuing convertible notes or any equivalent financial instruments. On December 9, 2019, the Company, based on the Warrant Agreement, issued the Warrants to the external consultant as the Company was able to successfully issue the November 2019 Notes. The exercise period of the Warrants commences on December 16, 2020 at an exercise price of US$4.30 per ADS and will expire on December 16, 2022. In accordance with ASC 718, the measurement date for the vested warrants was December 9, 2019. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of US$0.709 per warrant. During the year ended December 31, 2019, no warrants were exercised.

Since all of the warrants granted were fully vested, compensation expense of US$3,298 was immediately recognized with a corresponding credit to additional paid-in capital during the year ended December 31, 2019.

The fair value of the warrants granted on December 9, 2019 was estimated by using the binomial option pricing model with the following assumptions:

Input	%

Volatility	42.1
Risk-free interest rate	1.6
Expected dividend yield	0.0
Expected warrant life (years)	3.0
Expected forfeiture rate	0.0

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)
(e)	Total share-based compensation costs

Total compensation costs recognized for the six months ended June 30, 2019 and 2020 were as follows:

	For the six months ended June 30,
	2019	2020

Cost of revenues	17	2
Research and development	322	38
Sales and marketing	507	313
General and administrative expenses	376	1,914
Total	1,222	2,267

22	Net revenues

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the six months ended June 30,
	2019	2020

Recognized over time
- Sales agent	3,030	2,543
- Cost-plus	7,298	10,486
- SaaS products offering	4,015	8,005
	14,343	21,034

Recognized at a point in time
- Specified actions	74,021	84,572
- SaaS products offering	201	1,542
	74,222	86,114

Total	88,565	107,148

23	Other gains, net

	For the six months ended June 30,
	2019	2020

Net exchange losses	(59)	(1,050)
Forfeiture of advances from customers (Note)	427	943
Government subsidy income	675	1,215
Others	169	280
Total	1,212	1,388

Note:

The forfeited advances from customers are recognized as other gains when the contractual obligation of the Company to provide the agreed services no longer existed legally due to passage of time.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Income tax
(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(b)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% and two-tiers system which the first HK$2 million assessable profit are subject to Hong Kong profits tax at a rate of 8.25% and the remaining profit are subject at a rate of 16.5% on the estimated assessable profit for the six months ended June 30, 2019 and 2020.

(c)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries to the Group’s overseas companies unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdiction which the WHT is reduced to 5%.

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2019 and June 30, 2020. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2019 and June 30, 2020 amounted US$1,481 and US$1,777 would be due if these earnings were remitted as dividends as of December 31, 2019 and June 30, 2020. An estimated foreign withholding taxes of US$74 and US$90 would be due if these earnings were remitted as dividends as of December 31, 2019 and June 30, 2020, respectively.

(d)	Composition of income tax expense

The current and deferred portions of income tax expense included in the unaudited interim condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30,
	2019	2020

Current income tax expense	(626)	(1,224)
Deferred tax benefits	599	904
Income tax expense	(27)	(320)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Income tax (Continued)
(e)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2019 and June 30, 2020 are as follows:

	As of
	December 31, 2019	June 30, 2020

Deferred tax assets
Tax losses carried forward	5,923	5,117
Share-based payments	831	856
Temporary difference on deferred income	202	235
Less: Valuation allowance (Note (i))	(5,923)	(5,117)
	1,033	1,091
Deferred tax liabilities
Acquired intangible assets	(894)	(13,579)
Outside basis difference (Note (ii))	(942)	(667)
Others	(29)	(30)
	(1,865)	(14,276)

Note:

(i)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carryforwards. Valuation allowance was provided for net operating loss carryforwards because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance is as follows:

	For the six months ended June 30,
	2019	2020

Beginning balance	6,385	5,923
Additions	449	283
Reversals (Note)	(303)	(1,089)
Ending balance	6,531	5,117

Note :	The reversals comprise loss carryforwards which were utilized to offset taxable income during the six months ended June 30, 2020 and 2019.

(ii)	The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE and its subsidiaries.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Income tax (Continued)
(e)	Deferred tax assets and liabilities (Continued)

Tax loss carryforwards

As of June 30, 2020, the Group had tax loss carryforwards of approximately US$21,536, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

Remainder of 2020	1,791
2021	6,378
2022	7,625
2023	358
2024	1,712
2025	1,077
Tax loss with no expiry	2,595
21,536

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2012 to 2018 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2020.

25	Basic and diluted net loss per share

Basic and diluted net loss per share for the six months ended June 30, 2019 and 2020 are calculated as follows:

	For the six months ended June 30,
	2019	2020

Numerator:
Net loss attributable to ordinary shareholders of the Company	(5,276)	(7,352)
Numerator of basic net loss per share	(5,276)	(7,352)

Denominator:
Denominator for basic net loss per share
- weighted average shares outstanding	28,350,323	34,795,154
Denominator for diluted net loss per share
- weighted average shares outstanding	28,350,323	34,795,154

Basic net loss per share	(0.19)	(0.21)
Diluted net loss per share	(0.19)	(0.21)

The share options, RSUs, warrants and convertible notes were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Basic and diluted net loss per share (Continued)

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect:

	As of June 30,
	2019	2020

Share options and RSUs – weighted average (thousands)	361	568
Convertible notes – weighted average (thousands)	3,888	372
Warrants – weighted average (thousands)	—	2,325

26	Segments

The table below provides a summary of the Group’s breakdown of net revenues by type of good or service and operating segment results for the six months ended June 30, 2019 and 2020. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the six months ended June 30, 2019 and 2020.

	For the six months ended June 30,
	2019	2020

Net revenues:
Marketing Solutions
- Sales agent	3,030	2,543
- Cost-plus	7,298	10,486
- Specified actions	74,021	84,572
	84,349	97,601
Enterprise Solutions
- SaaS products offering	4,216	9,547
	88,565	107,148

Cost of revenues:
Marketing Solutions
- Sales agent	—	—
- Cost-plus	—	—
- Specified actions	(61,539)	(74,768)
	(61,539)	(74,768)
Enterprise Solutions
- SaaS products offering	(1,040)	(2,502)
	(62,579)	(77,270)

Gross profit:
Marketing Solutions
- Sales agent	3,030	2,543
- Cost-plus	7,298	10,486
- Specified actions	12,482	9,804
	22,810	22,833
Enterprise Solutions
- SaaS products offering	3,176	7,045
	25,986	29,878

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26	Segments (Continued)

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

Revenue generated for the respective countries are summarized as follows:

	For the six months ended June 30,

	2019	2020
The PRC	79,386	94,291
Hong Kong	8,695	12,833
Others	484	24
	88,565	107,148

The Group’s long-lived assets are located in the following countries:

	As of
	December 31, 2019	June 30, 2020

The PRC	412	376
Hong Kong	120	134
Others	4	1
	536	511

27	Commitments and contingencies
(a)	Investment commitments

The commitment balance as of June 30, 2020 includes the remaining committed capital of certain investment funds of US$2.1 million. There were no investments commitments as of December 31, 2019.

(b)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of June 30, 2020, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

28	Subsequent events

Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. This outbreak has led to temporary closure of the Group’s offices in the PRC in February 2020 with a significant portion of the Group’s employees working from home. The offices have been later re-opened and the Group's business operates as usual under certain discretionary working arrangement.

This contagious disease outbreak, which continued to spread, and any related adverse public health developments, have adversely affected workforces, customers, economies, and financial markets globally, likely leading to an economic downturn. It has also disrupted the normal operations of many businesses. This outbreak could decrease corporate's spending on advertising services, adversely affect demand for the Group's Marketing Solutions and Enterprises Solutions services and harm the Group's business and results of operations. While the disruption is currently expected to be temporary, there is uncertainty around the duration of these disruptions or the possibility of other effects on the Group’s business. While the Group has not noted significant negative impact to its business, results of operations and financial condition during the six months ended June 30, 2020, the extent to which COVID-19 impacts the business and financial results of the Group in the longer term will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The Group will continue to evaluate the impact on the results of operation, financial position and cash flows of the Group and react actively as the situation evolves.